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[ADVANTA LOGO]                   Exhibit (a)(5)

2001 AMIP SHARES EXCHANGE PROGRAM  -
SUMMARY GUIDELINES

ABOUT THIS PROGRAM

The purpose of the AMIP Shares Exchange program is to offer you the opportunity to restore the potential value of your 2001 bonus and to maintain and reinforce our commitment to competitive bonus opportunities.

You are eligible to participate in this program because you previously received shares of restricted stock granted under the AMIP program that are attributable to your 2001 target bonus, at least some of which shares were granted on or before February 28, 2001, and the weighted average value of that stock was greater than $10.625 per share (together, those shares are referred to as the "Eligible AMIP Shares").


AMIP EXCHANGE SUMMARY

Advanta is giving you the right to exchange your Eligible AMIP Shares for an alternative benefit. Subject to the terms and conditions described in the enclosed "Offer to Repurchase Eligible Shares of Restricted Stock," in exchange for tendering your Eligible AMIP Shares, you would receive:

         Cash Bonus Payment

         - Cash in the amount of the portion of your 2001 target bonus that otherwise would have been payable in AMIP shares.

         Option Grant

         - Stock options for shares of Advanta Class B Common Stock at an exercise price of $10.625 per share. The number of options we grant will be equal to: (1) the number of Eligible AMIP Shares held by you multiplied by their weighted average value per share (as determined in accordance with the Offer to Repurchase), (2) divided by $10.625.

         - Subject to the Advanta Corp. 2000 Omnibus Stock Incentive Plan and your option agreement (including certain provisions regarding early expiration if your employment terminates):

                  (1) A percentage of the options equal to the percentage of the 2001 target bonus awarded to you will vest on April 11, 2002 up to 100% of the awarded options. If the options have not otherwise vested they will vest on the tenth anniversary of the date on which the related exchanged Eligible AMIP Shares were granted.

                  (2) All options will be exercisable for two years after they vest. For example, options that vest on April
                           11, 2002 will be exercisable until April 11, 2004.
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[ADVANTA LOGO]                                      AMIP Shares Exchange Program


Any portion of your 2001 target bonus that you previously elected to receive in cash will not be affected in any way by whether you tender your Eligible AMIP Shares.

YOU SHOULD READ THE OFFER TO REPURCHASE ELIGIBLE SHARES OF RESTRICTED STOCK ENCLOSED IN THIS PACKAGE CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR ELIGIBLE AMIP SHARES. The AMIP Shares that you tender as part of this program will be forfeited. You will not receive dividends from them, nor will they eventually vest in any future year.


PAYMENT OF 2001 BONUS

Your AMIP bonus is just one component of your total compensation package as a member of the senior management team at Advanta. Advanta pays bonuses at its discretion based on targeted levels of individual and company performance for the year. At this time, no decision has been made about 2001 bonuses. Participation in the Program does not imply or guarantee a bonus will be paid to you for 2001 or that any New Options will be accelerated to vest on April 11, 2002.


YOUR DECISION TO PARTICIPATE

You must make your own decision regarding your participation in this program based upon your individual circumstances. Neither the board of directors nor any representative of Advanta makes any recommendation regarding your participation or the future performance of the stock.

You may elect to keep your original AMIP election and not participate in this exchange. Your 2001 AMIP bonus, if payable, would be distributed to you according to the terms of your original participation in the AMIP program. If you do not participate in this exchange, you will not receive the stock option grant associated with this exchange, but you will maintain the opportunity to share in Advanta's growth and success through your continued holding of the Eligible AMIP Shares.

In reaching your decision concerning your Eligible AMIP Shares, you should review carefully the Letter of Transmittal and the Offer to Repurchase Eligible Shares of Restricted Stock, which constitute the formal legal documents that govern the terms of this program.


NEXT STEPS...

1.       Determine if you will participate in the Exchange Program

2. Complete the tender offer "Letter of Transmittal" if you wish to participate

3.       Retain a copy of the Letter of Transmittal for your records

4.       Return the Letter of Transmittal by September 6, 2001 to:

                                                Maryann Buchholz
                                                Advanta Corporation
                                                Welsh & McKean Roads
                                                Spring House, PA 19477
                                                Fax Number: 215-444-6120


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[ADVANTA LOGO]                                      AMIP Shares Exchange Program


If you do not return your Letter of Transmittal by September 6, 2001, you will not be eligible to participate in the exchange, but you will retain your original AMIP election.


QUESTIONS

For questions about tax implications or investment-related issues, you should consult with your legal counsel, accountant or financial planner. If you have any questions regarding this program, you may contact the Exchange Information Line at 215-444-5205.


NOTE: The information provided in this document provides general information about the AMIP Shares Exchange program. Please read the Offer to Repurchase in its entirety. Advanta reserves the right to amend or terminate the program. Our statements concerning the terms of the options are not complete and are subject to and qualified by all provisions of the Advanta Corp. 2000 Omnibus Stock Incentive Plan and the option agreement between us and you.



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